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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                               Commission File Number: 001-12647
                                                                       ---------

                           NOTIFICATION OF LATE FILING

       (Check One):
      One          [X] Form 10-K  [ ] Form 11-K  [ ]Form 20-F  [ ] Form 10-Q

[ ] Form N-SAR
      For the Period Ended:           June 30, 2000
                           -----------------------------------------------------
[ ] Transition Report on Form 10-K            [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

                                             -----------------------------------

  Read attached instruction sheet before preparing form. Please print or type.

              Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

              If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                   Part II: Items 6, 7, 7A, 8 and 9; Part IV: Item 14(a)(1),
                   -------------------------------------------------------------
(a)(2) and (d).
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                                     PART I
                             REGISTRANT INFORMATION

Full name of
registrant:      ORIENTAL FINANCIAL GROUP INC.
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Former name if applicable:

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Address of principal executive office (Street and number):

                  Monacillos 1000, San Roberto Street
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City, state and zip code:      Rio Piedras, Puerto Rico 00926
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                                     PART II
                             RULE 12B-25 (B) AND (C)

              If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;
                  (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, 20-F, 11-K or Form
                           N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

              State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

              As discussed in the quarterly report on Form 10-Q and the current report on Form 8-K filed by Oriental Financial Group Inc. (the "Company") with the Securities and Exchange Commission on May 11, 2000 and August 24, 2000, respectively, the Company identified certain losses resulting from dishonest and fraudulent acts and omissions by a group of former employees. As a result, the Company, with the assistance of its independent accountants, PricewaterhouseCoopers, LLP, has been performing an in-depth review of the accounts involved for the purpose of determining the appropriate accounting treatment for such losses. In addition, the Company's independent accountants have performed extensive audit procedures, but are unable at this time to furnish their report on the Company's financial statements on or before the date the annual report on Form 10-K for the fiscal year ended June 30, 2000, is required to be filed. Enclosed as an exhibit hereto is the letter from the Company's independent accountants on this matter.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:
             Mr. Rafael Valladares               (787)            771-6800
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              (Name)                          (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                               [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                                  [X] Yes [ ] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company, as a result of the situation described in Part III above, will restate its results of operations for each of the three fiscal quarters in the period ended March 31, 2000, and for each of the two fiscal years in the period ended June 30, 1999, including all the quarters in both years. The restated results have not yet been finalized. The Company anticipates that the earnings for fiscal 2000 will be lower than in previous years. The Company also anticipates that the restated earnings for fiscals 1999 and 1998 will be lower than previously reported.

                          ORIENTAL FINANCIAL GROUP INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      September 28, 2000              By:  /s/ RAFAEL VALLADARES
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                                                Rafael Valladares
                                                Comptroller and
                                                Principal Financial Officer

                                INDEX OF EXHIBITS

         Exhibit No.                      Description of Document
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
         99                  Letter of PricewaterhouseCoopers, LLP


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